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                              TV AZTECA DISTRIBUTES
                         US$125 MILLION TO SHAREHOLDERS

                           --Equivalent to 10% Yield--

FOR IMMEDIATE RELEASE
---------------------

     Mexico  City,  June 30, 2003 - TV Azteca,  S.A. de C.V.  (NYSE:  TZA;  BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world announced that it made today a US$125 million distribution to shareholders, equivalent to US$0.04 per CPO, or US$0.67 per ADR. The distribution represents a 10% yield based on the closing price of the ADR as of June 27, 2003.

     On April 30, TV Azteca's Annual Ordinary Shareholders' Meeting approved distributions for an aggregate amount of US$140 million to be paid during 2003, which include the payment of US$125 million made today, and another payment of US$15 million to be made on December 5.

     The company noted the US$125 million distribution is the start up of its previously announced plan to allocate a substantial portion of TV Azteca's expected cash generation within the next six years, to gradually reduce the company's outstanding debt for an amount of approximately US$250 million, as well as to make distributions to shareholders for approximately US$500 million within the six-year period.

     "Our plan for uses of cash substantially strengthens our capital structure, while providing our shareholders with solid and steady returns, a combination that creates remarkable value for all of our stakeholders," said Pedro Padilla, Chief Financial Officer of TV Azteca.


Company Profile
---------------

     TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                               Investor Relations:

                Bruno Rangel                              Omar Avila
               5255 3099 9167                           5255 3099 0041
          jrangelk@tvazteca.com.mx                  oavila@tvazteca.com.mx

                                Media Relations:
                                 Tristan Canales
                                 5255?3099?5786
                            tcanales@tvazteca.com.mx